

January 31, 2012

Via E-mail
Mr. William F. Lacey
Executive Vice President and Chief Financial Officer
GSE Holding, Inc.
19103 Gundle Road
Houston, TX 77073

> **Re:** **GSE Holding, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 30, 2012**
> **File No. 333-175475**

Dear Mr. Lacey:

We have reviewed your registration statement and have the following comments.

Executive Compensation, page 120

Option Exercises and Stock Vested, page 132

1. Please clarify whether your NEOs exercised any options in fiscal year 2011.

Non-Employee Director Compensation and Benefits, page 144

2. You state that none of your non-employee directors, other than Messrs. Evans and Goodrich, received compensation for services as a non-employee director during 2011. However, it appears from the director compensation table that Messrs. Griffin and Sorrentino also received compensation for their services. Please advise, or revise your disclosure as appropriate.

Principal Stockholders, page 145

3. In note 10 to the table, you state that Edward Zimmel is included in the calculation of "All directors and executive officers as a group." However, Mr. Zimmel does not appear in the table. Please advise, or revise your disclosure as appropriate.

Exhibit Index

Exhibit 1.1

4. We note that the form of underwriting agreement currently filed as Exhibit 1.1 does not include William Blair & Company, included in the most recent amendment as a representative of the underwriters, as a party to the agreement. We further note that the agreement refers to selling shareholders who are no longer a part of this offering as well as representatives of the underwriters who no longer appear to be acting as such. Please file, as an exhibit, the form of underwriting agreement pursuant to which you intend to distribute the shares covered by the registration statement. Please also tell us how these changes affect your underwriting compensation, if at all, and the effects, if any, that the changes may have on FINRA's clearance of your underwriting compensation.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Theodore A. Peto
        Kirkland & Ellis LLP